SECURITIES EXCHANGE ACT OF 1934
Release No. 56734 / November 2, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12735

In the Matter of **Environmental Safeguards, Inc.,** **Garden Botanika, Inc.,** **Jay Jacobs, Inc.,** **Northwestern Steel & Wire Co.,** **Paul Harris Stores, Inc.,** **Ultra Motorcycle Co.,** **Ustel, Inc., and** **Yarc Systems Corp.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO YARC SYSTEMS CORP.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Yarc Systems Corp. ("Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 23, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Yarc Systems Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Yarc Systems Corp. (CIK No. 843650) is a suspended California corporation located in Thousand Oaks, California. At all times relevant to this proceeding, the securities of Yarc Systems Corp. have been registered under Exchange Act Section 12(g).

      2.   Yarc Systems Corp. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended January 31, 2000. As of August 20, 2007, the company's common stock (symbol "YARCQ") was quoted on the Pink Sheets, had three market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                        Nancy M. Morris
                        Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.